UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March, 2005

                            GRUPO TELEVISA, S.A.
                            --------------------
              (Translation of registrant's name into English)
                       AV. VASCO DE QUIROGA NO. 2000
                             Colonia Santa Fe,
                            MEXICO, D.F., 01210
                                   MEXICO
                            --------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Grupo Televisa, S.A., announced it has launched a tender offer of the following medium term notes ("Pagares de Mediano Plazo") (the "Notes"), which has been duly approved by the Mexican Securities and Banking Commission ("Comision Nacional Bancaria y de Valores"):

Issuer: Grupo Televisa, S.A.
Ticker symbol: TLEVISA P00U
Term: 7 years
Issued on: April 14, 2000
Par value of each note: 100 Unidades de Inversion ("UDIs")

Casa de Bolsa Credit Suisse First Boston (Mexico), S.A. de C.V., Grupo Financiero Credit Suisse First Boston (Mexico), is acting as agent of the tender offer ("CSFB").

Televisa has determined a minimum price for the acquisition of the Notes, equal to 110.9466 UDIs, which was determined taking into consideration the prevailing market conditions and the reference prices provided by appraisers Proveedor Integral de Precios, S.A. de C.V. and Valuacion Operativa y Referencias de Mercado, S.A. de C.V.

On March 16, 2005, the noteholders will be entitled to determine the price they are willing to accept in order for them to tender their notes. Once CSFB receives the offer prices from the noteholders, Televisa will determine the final tender offer price, which in any case will be equal or higher than the minimum price initially established.

Within the tender offer period, which is taking place between March 15 and March 23, 2005, every noteholder will be entitled to tender its notes at the final tender offer price.

**************************************

For more information regarding the tender offer, please contact

Televisa:

Michel Boyance +52 (55) 5261-2446

CSFB:

In Mexico, Andres Borrego: +52 (55) 5283-8996
In the US, Felipe Garcia:  (212) 325-3209

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  March 16, 2005                    By /s/ Jorge Lutteroth Echegoyen
                                             ------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President